                            G-III Apparel Group, Ltd.
                               512 Seventh Avenue
                            New York, New York 10018

                                                     May 19, 2006

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

Attention:  Kurt K. Murao

         Re:      G-III Apparel Group, Ltd.
                  Post-Effective Amendment to Registration Statement on Form S-3
                  on Form S-1 No. 333-128239

Ladies and Gentlemen:

         In accordance with Rule 461 under the Securities Act of 1933, as amended, G-III Apparel Group, Ltd. (the "Registrant") hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the same may become effective at 4:30 p.m. on Tuesday, May
23, 2006, or as soon thereafter as practicable. In addition, the Registrant hereby acknowledges that:

         o        should the Securities and Exchange Commission (the
                  "Commission") or the staff, acting pursuant to delegated
                  authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the
                  filing;

         o        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o        the Registrant may not assert staff comments or the
                  declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you require additional information, please call Neil Gold at (212)
318-3022 or Manuel Rivera at (212) 318-3296.

                                           Very truly yours,

                                           G-III APPAREL GROUP, LTD.

                                           By: /s/ Wayne S. Miller
                                               Wayne S. Miller
                                               Chief Operating Officer